EXHIBIT 99.1

Ultrapetrol Announces Senior Management Transition

Damián Scokin to Resign as Chief Executive Officer and Transition to Board of Directors

Chairman of the Board Eduardo Ojea Quintana to Serve as Chief Executive Officer

NASSAU, Bahamas, Oct. 12, 2016 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR) (“Ultrapetrol” or the “Company”), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business, and Ocean Business), announced today that Damián Scokin will resign from his role as Chief Executive Officer, effective November 1st, 2016, and will join the Company’s Board of Directors. Eduardo Ojea Quintana, Chairman of Ultrapetrol’s Board of Directors, has been selected to serve as Chief Executive Officer of Ultrapetrol.

Mr. Ojea Quintana has been a Director of Ultrapetrol since 2012, and has served as Chairman since 2015. Prior to that, he served as the President of the Board of Directors of Transportadora de Gas del Norte S.A. and a member of the Board of Directors of several other energy companies in South America. He has served as a member of the Argentine Chamber of Oil Companies, part of the Argentine Institute of Oil and Gas, the Argentine Council for the Sustainable Development Companies and the Academy Center for the Energy Regulatory Activity. He also represented Argentina on the Executive Committee for the International Gas Union. Mr. Ojea Quintana holds a degree in Law from the University Museo Social Argentino.

Mr. Ojea Quintana commented, “I would like to thank Damián Scokin for his dedicated leadership in guiding Ultrapetrol through a very challenging market environment. I look forward to working with Damián and with the rest of Ultrapetrol’s Board and management team to continue to advance our strategic goals of enhancing Ultrapetrol’s operational performance and achieving a consensual financial restructuring that positions the Company for long-term success.”

About Ultrapetrol
Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soy bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

Forward-Looking Language
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties

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